SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)


                              ML Media Partners, LP
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Units of Limited Partnership Interests
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    55307J102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Michael J. Frey
                             c/o Smithtown Bay, LLC
                         601 Carlson Parkway, Suite 200
                              Minnetonka, MN 55305
                                 (888) 323-3757

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 16, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 55307J102
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Smithtown Bay, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     15,055

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     15,055

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,223

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%

14.  TYPE OF REPORTING PERSON

CUSIP No. 55307J102
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Global Capital Management, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     15,223

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     15,223

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,223

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%

14.  TYPE OF REPORTING PERSON

      C0

CUSIP No. 55307J102
          ----------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Merced Partners Limited Partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     15,223

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     15,223

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,223

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%

14.  TYPE OF REPORTING PERSON

      PN

CUSIP No. 55307J102
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Gale Island, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     168

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     168

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,223

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%

14.  TYPE OF REPORTING PERSON

CUSIP No. 55307J102
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John D. Brandenborg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     15,223

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     15,223

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,223

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 55307J102
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael J. Frey

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     15,223

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     15,223

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,223

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 55307J102
          ---------

     This Amendment No. 4 to Schedule 13D ("Amendment No. 4") relates to the tender offer by Smithtown Bay, LLC ("Smithtown" or the "Purchaser"), Merced Partners Limited Partnership ("Merced"), Global Capital Management, Inc.("GCM"), Gale Island, LLC ("Gale Island"), John D. Brandenborg and Michael J. Frey, to purchase units of limited partnership interest ("Units") of ML Media Partners, L.P., a Delaware Limited Partnership (the "Partnership" or "Issuer"), upon the terms and conditions set forth in the Offer to Purchase and related Agreement of Sale filed on October 16, 2003 (collectively the "Offer").

     Amendment No. 4 also adds Merced, Gale Island, John D. Brandenborg, and Michael F. Frey as reporting persons (collectively with Smithtown and GCM "Reporting Persons"). Except as set forth below, the information contained in the Third Amended Schedule 14D-1/A / 13D filed on April 22, 1999, by Smithtown and GCM, remains in effect.

--------------------------------------------------------------------------------

Item 2.   Identity and Background

     Merced, a Delaware limited partnership, of which GCM is the General Partner, is the sole owner of Smithtown, a Delaware limited liability company, and Gale Island, a Delaware limited liability company. GCM is the Manager of Smithtown and Gale Island. GCM, a Delaware corporation, is controlled by its two officers and directors, John D. Brandenborg and Michael J. Frey. Each Party's principal executive offices are located at 601 Carlson Parkway, Suite 200, Minnetonka, Minnesota 55305.

     Mr. Frey, a United States Citizen, has been and continues to be Chairman, Chief Executive Officer, Secretary and a Director of GCM, from January 1, 1999, to present. Mr. Brandenborg, a United States Citizen, has been and continues to be President, Chief Operating Officer, Treasurer and a Director of GCM, from January 1, 1999, to present.

     The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

     The Reporting Persons have not been, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or findings any violation with respect to such laws.

--------------------------------------------------------------------------------

Item 4.   Purpose of Transaction.

     The purchase of Units is for investment purposes only. The Reporting Persons have commenced a tender offer for 9,020 Units on the terms set forth in the Offer. Reference is made to the Schedule TO filed by the Reporting Persons on October 16, 2003. Subject to applicable securities laws and regulations, the Reporting Persons reserve the right to acquire additional Units of the Issuer in the future on terms, including price, that are the same or that are different from the terms on which tenders for the Units are being solicited in the Offer. Such additional acquisitions may be made through private purchases, through one or more future tender offers, or by any other means.

--------------------------------------------------------------------------------

Item 5    Interest in Securities of the Issuer

     As of the date hereof, the Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of 15,223 Units, approximately 8.1% of the issued and outstanding Units. GCM, Merced, Mr. Brandenborg, and Mr. Frey have the shared power to vote or direct the vote of 15,223 Units to which this filing relates. Smithtown has the shared power to vote or direct the vote of 15,055 Units to which this filing relates. Gale Island has the shared power to vote or direct the vote of 168 Units to which this filing relates. GCM, Mr. Brandenborg, and Mr. Frey specifically disclaim beneficial ownership in the Units reported herein except to the extent of their pecuniary interest therein.

     There have been no transactions with regard to the class of securities reported during the past 60 days from the date of this filing.

--------------------------------------------------------------------------------

Item 7    Material to be Filed as Exhibits

Exhibit A - Joint Filing Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         October 30, 2003
                                                  -----------------------------
                                                             (Date)


SMITHTOWN BAY, LLC

By:  Global Capital Management, Inc.
     Its Manager

By:  /s/ Michael J. Frey
     ---------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer

GLOBAL CAPITAL MANAGEMENT, INC.

By:  /s/ Michael J. Frey
     ---------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer

MERCED PARTNERS LIMITED
PARTNERSHIP

By:  Global Capital Management, Inc.
     Its General Partner

By:  /s/ Michael J. Frey
     ---------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer

GALE ISLAND, LLC

By:  Global Capital Management, Inc.
     Its Manager

By:  /s/ Michael J. Frey
     ---------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer

MICHAEL J. FREY

     /s/ Michael J. Frey
     -------------------

JOHN J. BRANDENBORG

     /s/ John D. Brandenborg
     -----------------------

                                    Exhibit A

                             Joint Filing Agreement

     Each of the undersigned agree that this Amendment No. 4 to Schedule 13D dated October 30, 2003 relating to the limited partnership interests of ML Media Partners Limited Partnership is being filed on behalf of the undersigned.

SMITHTOWN BAY, LLC

By:  Global Capital Management, Inc.
     Its Manager

By:  /s/ Michael J. Frey
     ---------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer

GLOBAL CAPITAL MANAGEMENT, INC.

By:  /s/ Michael J. Frey
     ---------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer

MERCED PARTNERS LIMITED
PARTNERSHIP

By:  Global Capital Management, Inc.
     Its General Partner

By:  /s/ Michael J. Frey
     ---------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer

GALE ISLAND, LLC

By:  Global Capital Management, Inc.
     Its Manager

By:  /s/ Michael J. Frey
     ---------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer

MICHAEL J. FREY

     /s/ Michael J. Frey
     -------------------

JOHN J. BRANDENBORG

     /s/ John D. Brandenborg
     -----------------------


21919.0002 #438724